HLB Cinnamon Jang Willoughby & Company

Chartered Accountants
A Partnership of Incorporated Professionals

Consent of Independent Registered Public Accounting Firm

We have issued our report dated April 27, 2005 (September 1, 2005 as to note 1 going concern) , accompanying the financial statements for the period ended from the date of inception (January 19, 2005) to March 31, 2005 of Georgia International Mining Corporation included in the Registration Statement Form SB-2. We hereby consent to the use of the aforementioned report in the Registration Statement filed with the Securities and Exchange Commission on December 6, 2005.

"Cinnamon Jang Willoughby & Company"

Chartered Accountants

Burnaby, BC
December 6, 2005